Room 4561

August 24, 2006

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Form 8-K Filed July 14, 2006**
> **File no. 1-09853**

Dear Mr. Tucci:

      We have reviewed your response letter dated August 3, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 14, 2006

1.   We note your response to our prior comment no. 1 and disclosures in the Company's 8-K filed July 14, 2006. In your response and 8-K filing you indicate that non-GAAP measures are not <u>superior</u> to financial performance prepared in accordance with GAAP. Further you responded/disclosed that management believes non-GAAP measures allow for meaningful period-to period comparisons and such comparisons may be <u>more meaningful</u> because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand EMC's business. Please explain why these

disclosures, that non-GAAP measures are not superior to GAAP measures but are more meaningful or relevant, are not inconsistent. Further please explain why items excluded from EMC's financial operating results would not be relevant to understanding EMC's business. Revise your disclosures to clarify this apparent inconsistency.

2.   The reconciliations provided within your 8-K filing include GAAP income tax provisions and non-GAAP income tax provisions, without explanation of how these amounts were computed or why they are being eliminated. Further the Company eliminates in-process research and development from in its reconciliation but does not provide an explanation as to why this expense is being eliminated. Please revise your disclosures as necessary.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief